# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: uCloudlink Group Inc., CIK 0001775898
CUSIP: 90354D104
Title of class of securities: Class A ordinary shares, par value US$0.00005 per share
Address of issuer's principal executive offices: UNIT 2214-RM1, 22/F, MIRA PLACE TOWER A, UNIT 2214-RM1, 22/F, MIRA PLACE TOWER A, HONG KONG, China (F4), 999077
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001477932-22-007785
Filed by CIK 0001951037

## Reporting persons
- Li Hui: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 14,507,800; shared voting power 0; sole dispositive power 14,507,800; shared dispositive power 0; aggregate amount beneficially owned 14,507,800 (5.7% of the class)
  Comment: Hui Li may be deemed to have beneficial ownership over 14,507,800 Class A ordinary shares held of record in the form of 1,450,780 ADSs, of which his wife, Junmei Yin holds 45,306 ADSs, and Hui Li holds 1,405,474ADSs indirectly through Meri Growth Capital Limited.
  
  Calculated based on 252,412,720 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 28, 2024.
- Junmei Yin: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 14,507,800; shared voting power 0; sole dispositive power 14,507,800; shared dispositive power 0; aggregate amount beneficially owned 14,507,800 (5.7% of the class)
  Comment: Junmei Yin may be deemed to have beneficial ownership over 14,507,800 Class A ordinary shares held of record in the form of 1,450,780 ADSs, of which she holds 45,306 ADSs, and her husband Hui Li indirectly holds 1,405,474 ADSs through Meri Growth Capital Limited.
  
  Calculated based on 252,412,720 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 28, 2024.
- Meri Growth Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 14,054,740; sole dispositive power 0; shared dispositive power 14,054,740; aggregate amount beneficially owned 14,054,740 (5.6% of the class)
  Comment: Meri Growth Capital Limited may be deemed to have direct beneficial ownership over 14,054,740 Class A ordinary shares held of record in the form of 1,405,474 ADSs. The individual Hui Li, a director of Meri Growth Capital Limited indirectly holds 1,405,474 ADSs indirectly through Meri Growth Capital Limited.
  
  Calculated based on 252,412,720 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 28, 2024.

## Item 1. Issuer
Name of issuer: uCloudlink Group Inc.
Address of issuer's principal executive offices: UNIT 2214-RM1, 22/F, MIRA PLACE TOWER A, UNIT 2214-RM1, 22/F, MIRA PLACE TOWER A, HONG KONG, CHINA, 999077.

## Item 2. Person Filing
Name of person filing:
Hui Li
Junmei Yin
Meri Growth Capital Limited
Address of principal business office or, if none, residence:
Hui Li
12L Building A Caifu Square, No. 7002 Shennan Road, Shenzhen, Guangdong, China 518038

Junmei Yin
12L Building A Caifu Square, No. 7002 Shennan Road, Shenzhen, Guangdong, China 518038

Meri Growth Capital Limited
Vistra Corporate Services Centre, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
Hui Li
People?s Republic of China

Junmei Yin
Hong Kong Special Administrative Region of the People?s Republic of China

Meri Growth Capital Limited (Place of Incorporation)
British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Li Hui: /s/ Hui Li, Hui Li (02/13/2025)
- Junmei Yin: /s/ Junmei Yin, Junmei Yin (02/13/2025)
- Meri Growth Capital Limited: /s/ Hui Li, Director, Meri Growth Capital Limited (02/13/2025)